Exhibit 99.9

Company	Wolseley PLC
TIDM	WOS
Headline	Annual Report and Accounts
Released	08:58 31-Oct-06

RNS Number: 2663L
Wolseley PLC
31 October 2006

2006 Annual Report and Financial Statements and Notice of Annual General Meeting

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: (020) 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700
Mark White – Group Company Secretary and Counsel

ends.

This information is provided by RNS
The company news service from the London Stock Exchange